Exhibit 99.1

Press Release

Sanofi to acquire Qunol®, a fast-growing U.S. brand in the healthy aging segment

*	Transaction brings Qunol®, a trusted, profitable double-digit growth and market-leading brand in health & wellness to Sanofi’s CHC U.S. portfolio
*	Addition of Qunol’s CoQ10 and Turmeric products strengthens Sanofi’s CHC Vitamin, Mineral and Supplements category, one of the largest and fastest-growing consumer health categories in the U.S.

Paris, July 28, 2023. Sanofi announces today it has entered into a definitive agreement to acquire ownership of Qunol®, a U.S.-based, market-leading brand in health & wellness. This transaction will strengthen Sanofi’s Consumer Healthcare’s (CHC) Vitamin, Mineral and Supplements (VMS) category, one of the largest and fastest-growing consumer health categories in the U.S., focusing on the active ‘healthy aging’ segment. With Qunol’s CoQ10 in heart health and Turmeric in joint health, CHC at Sanofi adds a trusted, profitable double-digit growth brand to its U.S. portfolio, focused on chronic conditions with growing consumer demand. With this acquisition, Sanofi continues to pursue growth opportunities and value creation for its consumer healthcare business.

Julie Van Ongevalle

Executive Vice President, Consumer Healthcare, Sanofi

“The acquisition of Qunol further strengthens our portfolio in the wellness category. It taps into the growing ‘healthy aging’ segment and fills one of our white spaces in the US, unlocking an opportunity for us to build on our U.S. presence and accelerate our growth. VMS now functions as long-term support for overall health and wellness where proactive preventive health has become the new norm post-pandemic. We are excited to welcome Qunol and, with this addition to our consumer healthcare portfolio, reinforce our commitment to bring more health into the hands of people.”

Qunol CoQ10 and Turmeric products are both backed by science literature and strong market positioning in their segments. Qunol’s high product quality and efficacy have resulted in strong brand equity among consumers and customers, as well as above category consumer loyalty. The Qunol brand will benefit from Sanofi’s CHC resources to expand into other chronic conditions and develop its footprint outside the U.S.

Peter Boutros

CEO, Quten Research Institute, LLC

“Qunol is looking forward to joining Sanofi’s consumer healthcare team and developing synergies that will further drive brand awareness for our products with our consumers and customers. With Sanofi, we have the opportunity to further grow in the U.S. and beyond, tapping into Sanofi Consumer Healthcare’s commercial breadth and strength.”

Transaction terms

Sanofi entered into a definitive agreement to acquire ownership of Qunol, subject to customary closing conditions, including applicable regulatory approvals. The acquisition is expected to close Q3 2023.

About Qunol

Founded in 2006 with the goal of delivering efficacious, science-backed health solutions, Qunol is a market leader in the VMS industry and at the forefront of the fast-growing healthy aging sector. The brand’s CoQ10 and Turmeric products are differentiated solutions that combine high-quality ingredients with unique absorption technology to deliver powerful support for heart health

1/2

and joint health respectively. Qunol’s products enjoy multiple #1 market positions across leading Club, Mass and Ecommerce retailers in North America.

About Sanofi

We are an innovative global healthcare company, driven by one purpose: we chase the miracles of science to improve people’s lives. Our team, across some 100 countries, is dedicated to transforming the practice of medicine by working to turn the impossible into the possible. We provide potentially life-changing treatment options and life-saving vaccine protection to millions of people globally, while putting sustainability and social responsibility at the center of our ambitions.

Sanofi is listed on EURONEXT: SAN and NASDAQ: SNY

Media Relations

Sandrine Guendoul | + 33 6 25 09 14 25 | sandrine.guendoul@sanofi.com

Evan Berland | +1 215 432 0234 | evan.berland@sanofi.com

Victor Rouault | + 33 6 70 93 71 40 | victor.rouault@sanofi.com

Investor Relations

Eva Schaefer-Jansen | + 33 7 86 80 56 39 | eva.schaefer-jansen@sanofi.com

Arnaud Delépine | + 33 6 73 69 36 93 | arnaud.delepine@sanofi.com

Corentine Driancourt | + 33 6 40 56 92 21 | corentine.driancourt@sanofi.com

Felix Lauscher | + 1 908 612 7239 | felix.lauscher@sanofi.com

Tarik Elgoutni| + 1 617 710 3587 | tarik.elgoutni@sanofi.com

Nathalie Pham | + 33 7 85 93 30 17 | nathalie.pham@sanofi.com

Sanofi Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates regarding the marketing and other potential of the product, or regarding potential future revenues from the product. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, unexpected regulatory actions or delays, or government regulation generally, that could affect the availability or commercial potential of the product, the fact that product may not be commercially successful, risks related to Sanofi’s ability to complete the acquisition on the proposed terms or on the proposed timeline, including the receipt of required regulatory approvals, the uncertainties inherent in research and development, including future clinical data and analysis of existing clinical data relating to the product, including post marketing, unexpected safety, quality or manufacturing issues, competition in general, risks associated with intellectual property and any related future litigation and the ultimate outcome of such litigation, and volatile economic and market conditions, and the impact that pandemics or other global crises may have on us, our customers, suppliers, vendors, and other business partners, and the financial condition of any one of them, as well as on our employees and on the global economy as a whole. The risks and uncertainties also include the uncertainties discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2022. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

2/2